May 20, 2025

Clifford Starke
Chief Executive Officer
Flora Growth Corp.
3230 W. Commercial Boulevard, Suite 180
Fort Lauderdale, FL 33309

        Re: Flora Growth Corp.
            Registration Statement on Form S-3
            Filed May 14, 2025
            File No. 333-287261
Dear Clifford Starke:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Richard Raymer